SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Mid-Con Energy Partners, LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

59560V109

(CUSIP Number)

Bryan H. Lawrence

Yorktown Energy Partners VII, L.P.

410 Park Avenue

19th Floor

New York, New York 10022

(212) 515-2100

Copies to:

Ann Marie Cowdrey Thompson & Knight LLP One Arts Plaza 1722 Routh Street, Suite 1500 Dallas, Texas 75201-2533 (214) 969-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 22, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of the cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59560V109

(1)	Names of Reporting Persons YORKTOWN ENERGY PARTNERS VII, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 927,583
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 927,583
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 927,583 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 4.9% (2)
(14)	Type of Reporting Person (See Instructions) PN

(1)	Yorktown VII Company LP is the sole general partner of Yorktown Energy Partners VII, L.P. Yorktown VII Associates LLC is the sole general partner of Yorktown VII Company LP. As a result, Yorktown VII Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners VII, L.P. Yorktown VII Company LP and Yorktown VII Associates LLC disclaim beneficial ownership of the securities owned by Yorktown Energy Partners VII, L.P. in excess of their pecuniary interests therein.
(2)	Based on 18,939,549 common units of Mid-Con Energy Partners, LP (the “Issuer”) issued and outstanding as of October 22, 2012, as set forth in the prospectus of the Issuer, filed pursuant to Rule 424(b)(1) with the Securities and Exchange Commission on October 17, 2012.

CUSIP No. 59560V109

(1)	Names of Reporting Persons YORKTOWN VII COMPANY LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 927,583
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 927,583
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 927,583 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 4.9% (2)
(14)	Type of Reporting Person (See Instructions) PN

(1)	Yorktown VII Company LP is the sole general partner of Yorktown Energy Partners VII, L.P. Yorktown VII Associates LLC is the sole general partner of Yorktown VII Company LP. As a result, Yorktown VII Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners VII, L.P. Yorktown VII Company LP and Yorktown VII Associates LLC disclaim beneficial ownership of the securities owned by Yorktown Energy Partners VII, L.P. in excess of their pecuniary interests therein.
(2)	Based on 18,939,549 common units of the Issuer issued and outstanding as of October 22, 2012, as set forth in the prospectus of the Issuer, filed pursuant to Rule 424(b)(1) with the Securities and Exchange Commission on October 17, 2012.

CUSIP No. 59560V109

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) YORKTOWN VII ASSOCIATES LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 927,583
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 927,583
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 927,583 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 4.9% (2)
(14)	Type of Reporting Person (See Instructions) OO

(1)	Yorktown VII Company LP is the sole general partner of Yorktown Energy Partners VII, L.P. Yorktown VII Associates LLC is the sole general partner of Yorktown VII Company LP. As a result, Yorktown VII Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners VII, L.P. Yorktown VII Company LP and Yorktown VII Associates LLC disclaim beneficial ownership of the securities owned by Yorktown Energy Partners VII, L.P. in excess of their pecuniary interests therein.
(2)	Based on 18,939,549 common units of Mid-Con Energy Partners, LP (the “Company”) issued and outstanding as of October 22, 2012, as set forth in the prospectus of the Issuer, filed pursuant to Rule 424(b)(1) with the Securities and Exchange Commission on October 17, 2012.

This Amendment No. 1 amends the Schedule 13D with respect to the common units representing limited partner interests (“Common Units”) of Mid-Con Energy Partners, LP, a Delaware limited partnership (the “Company”), previously filed by Yorktown Energy Partners VII, L.P., a Delaware limited partnership (“Yorktown”), with the Securities and Exchange Commission on December 30, 2011 (the “Schedule 13D”). Capitalized terms used herein without definition shall have the meanings given to such terms in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Subparagraphs a, c and e of Item 5 of the Schedule 13D are amended and restated in their entirety by the following:

(a)	As of October 22, 2012, Yorktown, Yorktown VII Company LP and Yorktown VII Associates LLC beneficially owned 927,583 Common Units of the Issuer, representing 4.9% of the Issuer’s outstanding Common Units (based on 18,939,549 Common Units of the Issuer issued and outstanding as of October 22, 2012, as set forth in the prospectus of the Issuer, filed pursuant to Rule 424(b)(1) with the Securities and Exchange Commission on October 17, 2012 (the “Prospectus”)).

(c)	On October 22, 2012, Yorktown sold 655,681 Common Units of the Issuer to certain underwriters named in the Prospectus, for a price of $20.352 per Common Unit.

(e)	On October 22, 2012, Yorktown ceased to be the owner of more than five percent of Common Units of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 24, 2012

YORKTOWN ENERGY PARTNERS VII, L.P.

By:	Yorktown VII Company LP, its general partner

	By:	Yorktown VII Associates LLC, its general partner

		By:	/s/ Peter A. Leidel
Peter A. Leidel, Managing Member

YORKTOWN VII COMPANY LP

By:	Yorktown VII Associates LLC, its general partner

	By:	/s/ Peter A. Leidel
Peter A. Leidel, Managing Member

YORKTOWN VII ASSOCIATES LLC

By:	/s/ Peter A. Leidel
Peter A. Leidel, Managing Member